EXHIBIT 99.1

AB Volvo announces repurchase of 360,000 B shares and 15,000 A shares

GOTEBORG, Sweden, Dec. 21, 2004 (PRIMEZONE) -- Further to the decision taken by AB Volvo's Board of Directors on June 17, 2004, regarding repurchase of own shares, AB Volvo has, on Monday, December 20, acquired 360,000 series B shares. The shares were traded between SEK 259.50 and 262.00 with an average price of SEK 260.55. And has acquired 15,000 series A shares. The shares were traded between SEK 249.50 and 251.50 with an average price of SEK 250.45.

On June 17, 2004, the Board of AB Volvo decided to acquire through purchase on Stockholmsborsen (Stockholm Exchange) a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000.

After the repurchase, AB Volvo is in possession of a total of 7,060,246 series A shares and 23,535,797 series B shares. The total number of shares in AB Volvo consists of 138,604,945 series A shares and 302,915,940 series B shares.

December 21, 2004

For further information, please contact:

Media Relations: Marten Wikforss, +46 66 11 27 or +46 705 59 11 49 Investor Relations: Fredrik Brunell, +46 31 66 11 91 or +46 705 59 10 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=59397&fn=wkr0010.pdf